4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

NEWS RELEASE

Medicure Commences Initial Phase II/III Hypertension Trial

WINNIPEG, Manitoba – (July 23, 2003). Medicure Inc. (TSX:MPH), a cardiovascular drug discovery and development company, is pleased to announce that it has received approval from Canada’s Therapeutic Products Directorate (TPD) to commence a Phase II trial as part of the development program for Medicure’s second clinical candidate, MC-4232. The initial patients are being enrolled in the first of a series of exploratory trials in hypertension.

Hypertension is a common disorder in which blood pressure remains abnormally high. Approximately 57 million adult North Americans have high blood pressure. Of those, 73% of them are not adequately controlled and have an increased risk of heart attack, stroke, kidney failure, damage to the eyes, heart failure and atherosclerosis.

This initial trial will enroll 15 patients with hypertension and is designed to determine an effective dose-range for future studies. It is expected that results from the trial will be available by the end of 2003.

“Commencing this study represents another major clinical milestone for Medicure and the tremendous potential treatment of another major unmet component of the cardiovascular market,” stated Dr. Albert D. Friesen, PhD, Medicure’s President and Chief Executive Officer. “This trial is an important step in the gathering of data that will eventually support Medicure moving forward to a larger, pivotal clinical trial of MC-4232.”

About Medicure Inc.

Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine. The Company’s lead drug, MC-1, is focused on the prevention and treatment of ischemia, ischemic reperfusion injury, and stroke. The cardiovascular and stroke market is the largest pharmaceutical sector with annual global sales of over US $70 billion. In the United States alone, more than 7 million people suffer some form of Acute Myocardial Infarction (heart attack) annually, 6.2 million suffer from angina and 1.6 million undergo bypass surgery or angioplasty procedure.

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecules - anti-ischemics and anti-thrombotics - towards human clinical studies.

This news release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Derek Reimer	Don Bain
Chief Financial Officer	Director of Investor & Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicureinc.com
Web: www.medicureinc.com